May 15, 2009

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Via EDGAR

Re:	Comprehensive Care Corporation

Preliminary information statement filed January 27, 2009

Form 8-K filed January 23, 2009

Supplemental response dated May 14, 2009

File No. 001-09927

Dear Mr. Riedler:

I refer to your request for further information as detailed in your letter dated May 14, 2009, regarding the above Preliminary Information Statement and Form 8-K, both filed by Comprehensive Care Corporation (“CompCare” or the “Company”). The answers to your comments are addressed below and detailed, where applicable, in the Amended Information Statement that is filed with this letter. To facilitate the staff’s review, we have included the captions and comments from the letter with the Company’s response immediately following.

General

1. We note your response to prior comments 2 and 3 from our letter dated May 7, 2009. Please revise the presentation to include items under the common stock heading to reflect the shares of common stock issuable upon conversion of the series of preferred stock, respectively. The columns for “reserved” and “total” should be revised accordingly.

Response: As noted in the last sentence preceding the Capitalization Table on page of 4 of the Information Statement, the table reflects the issued and reserved shares of the Company’s capital stock as of March 31, 2009. The Company will not reserve shares of its authorized Common Stock for issuance upon the conversion of the outstanding shares of Preferred Stock until the Amended and Restated Certificate of Incorporation (the “Certificate”), which is the subject of the Information Statement, has been filed with the Secretary of State of the State of Delaware. The Certificate cannot be filed until at least 20 days after the Information Statement is sent to its stockholders, and until the Certificate has been filed with the State of Delaware, CompCare has an insufficient number of authorized shares of Common Stock to reserve enough shares for the conversion of the outstanding

3405 W. Dr. Martin Luther King Jr. Blvd. • Suite 101 • Tampa, FL 33607

813-288-4808 • Fax: 813-288-4844

shares of Preferred Stock, which, under the terms of the aforementioned Preferred Stock, cannot be converted into shares of Common Stock until the increase in the authorized shares, being the subject of the Information Statement, is effected. The Company believes it would be confusing for the table with information as of March 31, 2009, to reflect any shares of Common Stock reserved for issuance upon conversion of the outstanding shares of Preferred Stock until the shares of Common Stock are reserved. Accordingly the Company has provided the number of shares of Common Stock issuable upon conversion of the outstanding shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock in footnotes (e) and (f) respectively. Please note that the footnotes to the table on page 5 of the Information Statement were re-lettered as a result of the letter “f” being omitted from the prior draft of the Information Statement. The footnotes have only been re-lettered and, other than as noted in response 2 below, are unchanged from the prior draft of the Information Statement.

Amendment of the Company’s Restated Certificate of Incorporation…,” page 4

2. Please expand the discussion in footnote h to also include the equivalent exercise price per common share.

Response: Footnote (g) to the Capitalization Table on page 5 of the Information Statement has been revised to include the equivalent exercise price per common share. Please note that the footnotes to the table on page 5 of the Information Statement were re-lettered as a result of the letter “f” being omitted from the prior draft of the Information Statement. The footnotes have only been re-lettered and, other than as noted in this response 2, are unchanged from the prior draft of the Information Statement.

3. In addition to the beneficial ownership information already presented as of January 9, 2009, please expand your disclosure to reflect the beneficial ownership of common stock as of the most recent date practicable. In this way, shareholders will be provided with a clear representation of the change in stock ownership in the Company resulting from the transaction with Core.

Response: The last paragraph on page 18 of the Information Statement has been revised to incorporate by reference the Company’s ownership interest information as of March 23, 2009, which was previously reported in Part III, Item 12 of CompCare’s Form 10-K for the calendar year ended December 31, 2008, filed on March 27, 2009.

* * * * *

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3405 W. Dr. Martin Luther King Jr. Blvd. • Suite 101 • Tampa, FL 33607

813-288-4808 • Fax: 813-288-4844

If you should have any additional questions or comments, please do not hesitate to call me at (813) 367-4320.

Sincerely,

/s/ Joe Crisafi
Joe Crisafi
Chief Financial Officer

Cc:	Alfred M. Macdaniel, Jr., Esq.
Fish & Richardson P.C.
111 Congress, Ave., Suite 810
Austin, Texas 78731

3405 W. Dr. Martin Luther King Jr. Blvd. • Suite 101 • Tampa, FL 33607

813-288-4808 • Fax: 813-288-4844

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